090204

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the Office of	Business Number E0212222008-4
Barbara K. Cegavske	Filing Number 20190273905-28
Secretary of State State Of Nevada	Filed On 06/26/2019
	Number of Pages 2

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Hartford Great Health Corp.

2. The articles have been amended as follows: (provide article numbers, if available)

Article III of the Articles of Incorporation of this corporation is amended to read as follows:

"ARTICLE III

Capital Stock

1. Authorized Shares of Common Stock. The aggregate number of shares of stock which the corporation shall have authority to issue is 300,000,000 shares of $.001 par value Common Stock. The shares of this class of Common Stock shall have unlimited voting rights and shall constitute the sole voting group of the corporation, except to the extent any additional voting group or groups may hereafter be established in

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 53

4. Effective date and time of filing: (optional) Date: Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X Sheng-yin Chang

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

accordance with the Nevada Revised Statutes. The shares of this class shall also be entitled to receive the net assets of the corporation upon dissolution.

2. Voting Rights: Denial of Preemptive Rights. Each shareholder of record shall have one vote for each share of stock standing in his name on the books of the corporation and entitled to vote, except that in the election of directors each shareholder shall have as many votes for each share held by him as there are directors to be elected and for whose election the shareholder has a right to vote. Cumulative voting shall not be permitted in the election of directors or otherwise. Preemptive rights to purchase additional shares of stock are denied.

3. Authorized Shares of Preferred Stock. The corporation shall have the authority to issue 5,000,000 shares of $.001 par value Preferred Stock, which may be issued in one or more series at the discretion of the board of directors. In establishing a series, the board of directors shall give to it a distinctive designation so as to distinguish it from the shares of all other series and classes shall fix the number of shares in such series, and the preferences, rights and restrictions thereof. All shares of any one series shall be alike in every particular except as otherwise provided by these Articles of Incorporation or the Nevada Revised Statutes."